Nasdaq Regulation

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 11, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 6, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Invesco Exchange-Traded Self-Indexed Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Shares of beneficial interest, par value $0.01 per share
Invesco BulletShares 2034 Corporate Bond ETF
Invesco BulletShares 2032 High Yield Corporate Bond ETF


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,